Exhibit 12b
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	9 Months Ended	12 Months Ended
	September 30,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2013	2012	2011	2010	2009	2008
	Thousands of Dollars
Net Income	$96,433	$96,885	$65,470	$85,334	$108,260	$90,688	$7,206
Add (Deduct):
Income Tax Expense	41,737	41,423	39,109	52,000	59,936	54,220	12,729
Interest Expense, net(1)	60,875	84,231	91,295	93,786	93,465	89,715	101,400
Estimated Interest Portion of Rental Expense	418	571	611	795	72	106	130
(Income) from Equity Investees	—	—	—	—	—	—	(1,381)
Total Earnings before Taxes and Fixed Charges	$199,463	$223,110	$196,485	$231,915	$261,733	$234,729	$120,084
Fixed Charges:
Interest Expense (before deducting capitalized interest)(2)	$62,969	$86,727	$93,077	$95,859	$95,345	$91,467	$106,075
Estimated Interest Portion of Rental Expense	418	571	611	795	72	106	130
Total Fixed Charges	$63,387	$87,298	$93,688	$96,654	$95,417	$91,573	$106,205
Ratio of Earnings to Fixed Charges	3.147	2.556	2.097	2.399	2.743	2.563	1.131

(1)
The ratios of earnings to fixed charges for the fiscal years ended 2012, 2011, 2010, 2009, and 2008 have been revised to exclude capitalized interest from the calculation of Earnings before Taxes and Fixed Charges. Capitalized interest was not material to the calculation of Earnings before Taxes and Fixed Charges or the Ratio of Earnings to Fixed Charges in prior periods.

(2)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.